

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2025

Wenhua Sun
Chief Executive Officer
Tongda International Group Co., Ltd
P.O. Box 31119, Grand Pavilion Commercial Center
Hibiscus Way, 802 West Bay Road, Grand Cayman

  Re: Tongda International Group Co., Ltd
    Registration Statement on Form F-1
    Filed November 25, 2025
    File No. 333-291777

Dear Wenhua Sun:

  Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

  We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

  Please contact Alexandra Barone at 202-551-8816 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology